

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail
Tao Wang
Chief Executive Officer
Changyou.com Limited
East Tower, Jing Yan Building
No. 29 Shijingshan Road, Shijingshan District
Beijing 100043
People's Republic of China

> **Re:** **Changyou.com Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on February 28, 2011**
> **Form 6-K filed on February 1, 2011**
> **File No. 001-34271**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risks Related to Our Structure and Regulations

Our contractual arrangements with the VIEs and their shareholders…, page 13

1. In future filings, disclose that the shareholders of Gamease and Guanyou Gamespace are your CEO and President and COO, and their relative holdings in the VIEs. Identify the employees and their relative ownership percentages in Shanghai ICE. Please tell us whether any owner or group of owners has the ability to unilaterally terminate the contracts between their VIE and its WFOE.

Management's Discussion and Analysis of Financial Condition and Results of Operations
 Overview, page 47

2. We note certain operational results provided in your periodic press releases that appear to enhance an investor's understanding of trends in your results of operations. In this regard, we refer to aggregate registered accounts, aggregate peak concurrent users ("PCU",) active paying account ("APA",) and average revenue per active paying account ("ARPU".) This information was presented, on a quarterly basis, in your registration statement on Form F-1 at the time it was declared effective on April 1, 2009. Subsequent to your IPO, this information has been excluded from your annual reports for the years ended December 31, 2009 and 2010, respectively. Please explain why this information has been excluded from your annual reports when these indicators appear to be key performance indicators significant enough to disclose to investors in your press releases.

Year to Year Comparisons

Revenues, page 58

3. Your descriptions for the increases in revenue are vague. In this regard, you describe the increase in total revenues for the year ended December 31, 2010 as being "mainly due to increased popularity of [y]our flagship game, TLBB."   In future filings, please revise to include the basis for this statement. This could be accomplished, for example, by using the key performance indicators referred to above in discussing revenue.

Interest Income and Foreign Currency Exchange Gain/Loss, page 60

4. Tell us the separate amounts of interest and income and foreign currency exchange gain/loss that are combined within this line item. In future filings, revise this disclosure to include the quantification of both of these items.

Controls and Procedures

Disclosure Controls and Procedures, page 87

5. We note your disclosure that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures "were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission's rules and regulations." Tell us, if true, and revise in future filings that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management,

including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities

Consolidated VIEs, page F-9

6.   Tell us, and disclose in future filings, the attribution method used to allocate net income to the parent and noncontrolling interests, if any.

7.   Disclose that all contractual arrangements are approved, in place and enforceable. Please tell us why you believe each of the significant control and economic benefits agreements are enforceable under PRC and local law. If you consider this enforceability conclusion to be a significant consolidation judgment and/or assumption please revise your disclosure accordingly. See ASC 810-10-50-2AA. Disclose the consequences to the company if the contracts are not enforceable.

8.   Explain to us how your disclosure addresses the types, nature and changes of risks associated with your involvement with the VIE's as they relate to cash flows, financial position and operating performance. See ASC 810-10-50-2AA.

9.   Tell us and disclose in future filings, the following details regarding the contractual arrangements between the VIEs and WFOEs.

- Describe how the fees, described in the last risk factor on page 14, from the VIEs to the WFOEs is determined, paid and how the fee is significant.
- Describe the powers granted to the WOFEs and how they cover the significant activities.
- Describe the duration of the contracts, their remaining terms and how renewal of the contracts is accomplished.
- Describe the ways in which an operating VIE can terminate its contracts and whether any single party may unilaterally terminate the contracts.

Note 4. Summary of Significant Accounting Policies

u. Earnings per share, page F-15

10.   We note that you have issued two classes of common stock. Describe the rights and privileges associated with each, including whether there are any differences between the

two classes with regard to such rights and privileges. Demonstrate how your computation of EPS for each class of common stock complies with ASC 260-10-46.

Note 5. Concentration of Risks, page F-16

11.   We note you disclose that management believes that the financial institutions that hold the companies cash are of high credit quality. Please explain how management made this determination. Consider whether further disclosures are necessary such as whether there are governmental regulations that protect such cash balances. In addition, explain how you concluded that time deposits are fair valued using Level 2 methodology (your note 13).

Form 6-K filed on February 1, 2011

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

12.   We believe the non-GAAP operating statement columnar format appearing in the Form 6-K filed on February 1, 2011 conveys undue prominence to a statement based on non-GAAP information. We refer you to Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance /nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tao Wang
Changyou.com Limited
August 24, 2011
Page 5

      You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                          Sincerely,

                          /s/ Stephen G. Krikorian

                          Stephen G. Krikorian
                          Accounting Branch Chief